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EXHIBIT 23.2

The Board of Directors
Spire Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 of Stratos Lightwave, Inc. dated December 22, 2000 and any related prospectus of our report dated February 4, 2000, with respect to the balance sheets of Optoelectronics (a Division of Spire Corporation) as of September 30, 1999 and December 31, 1998, and the related statements of operations, shareholder's equity and cash flows for the nine-month period ended September 30, 1999 and the year ended December 31, 1998, which report appears in the registration statement of Stratos Lightwave, Inc. on Form S-1 dated June 22, 2000.

Boston, Massachusetts
December 20, 2000

II-9

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